UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the “Company”), dated November 5, 2014, announcing the Company’s results for third quarter and the nine months ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: November 5, 2014	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS THIRD QUARTER AND NINE MONTHS ENDED
SEPTEMBER 30, 2014 RESULTS

ATHENS, Greece, November 5, 2014 - Paragon Shipping Inc. (NASDAQ: PRGN) (“Paragon Shipping” or the “Company”), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the third quarter and nine months ended September 30, 2014.

Third Quarter 2014 Highlights & Recent Developments
•	Net revenue, net of voyage expenses, of $8.4 million in the third quarter of 2014
•	Reduced average daily adjusted total vessel operating expenses by 9.2% year-over-year
•	Adjusted EBITDA of $0.7 million in the third quarter of 2014
•	Adjusted net loss of $6.1 million, or $0.25 per common share, in the third quarter of 2014
•	With the delivery of the M/V Gentle Seas and the M/V Peaceful Seas, the Company’s fleet increased to 16 vessels in four size classes.

Financial Highlights
(Expressed in thousands of United States Dollars, except for vessel data, TCE and share data)

	Quarter Ended September 30, 2013	Quarter Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Average number of vessels	13.0	14.0	12.9	14.0
Time charter equivalent rate (TCE) (1)	9,274	6,570	10,360	7,645
Net Revenue, net of voyage expenses	10,981	8,383	35,659	28,377
EBITDA (1)	(1,431)	744	7,317	(20,466)
Adjusted EBITDA (1)	5,658	673	14,960	1,888
Net Loss	(7,499)	(6,037)	(10,992)	(41,574)
Adjusted Net Loss (1)	(410)	(6,108)	(3,349)	(17,709)
Loss per common share basic and diluted	(0.65)	(0.25)	(0.97)	(1.78)
Adjusted Loss per common share basic and diluted (1)	(0.04)	(0.25)	(0.30)	(0.76)

(1)	Please see the table at the back of this release for a reconciliation of TCE to Charter Revenue, EBITDA and Adjusted EBITDA to Net Income / (Loss), Adjusted Net Income / (Loss) to Net Income / (Loss) and Adjusted Earnings / (Loss) per common share to Earnings / (Loss) per common share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Management Commentary
Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “During the third quarter, the Baltic Dry Index continued to be weaker year-over-year. More specifically, Panamax charter rates averaged $5,865 per day during the quarter, compared to an average Panamax charter rate of $8,926 per day for the same period in 2013. Despite the ongoing weakness, we continue to outperform the market with an average time charter equivalent rate of $6,570 for the third quarter, which was 12.0% above the market, but 29.2% below the time charter equivalent rate of $9,274 we reported for the same period in 2013. This decrease in charter rates translated to net revenues, net of voyage expenses, of $8.4 million, and an adjusted net loss of $6.1 million in the third quarter of 2014, compared to net revenues, net of voyage expenses, of $11.0 million, and an adjusted net loss of $0.4 million in the third quarter of 2013.”

Mr. Bodouroglou continued, “In October, we took delivery of our first two eco-design Ultramax vessels, which increased our fleet size to 16 and reduced the average age of our fleet to 7.1 years from 8.1 years. These modern eco-design vessels are a part of our fleet renewal program and will significantly improve our market position with our charterers. We immediately deployed these two vessels in the spot market on attractive short-term time charters.”

Mr. Bodouroglou concluded, “We have taken great strides this year to improve our balance sheet, reduce our cash flow breakeven levels and improve our fleet profile while maintaining full spot exposure to ensure that we are well positioned to take advantage of any improvements in the drybulk market. To that extent, we have seen an improvement in drybulk spot charter rates since mid-October, and we expect rates to continue to improve through the end of this year and into 2015.”

Newbuilding Program Update
In October 2014, the Company took delivery of its first two Ultramax drybulk carriers, the M/V Gentle Seas and the M/V Peaceful Seas (Hull numbers DY152 and DY153), from Yangzhou Dayang Shipbuilding Co. Ltd. in China. These vessels have a cargo carrying capacity of approximately 63,350 dwt each. In October 2014, an aggregate amount of $35.7 million was paid to the shipyard representing the final installment for the two vessels, which was mainly financed from the loan facility with HSH Nordbank AG, following a total drawdown of $34.4 million. Both vessels have already been deployed under short-term time charters.

Currently, the Company’s outstanding newbuilding program consists of two Ultramax drybulk carriers (Hull numbers DY4050 and DY4052) and three Kamsarmax drybulk carriers (Hull numbers YZJ1144, YZJ1145 and YZJ1142) with expected deliveries in 2015. The Company’s newbuilding program has an aggregate cost of $148.2 million, of which $101.7 million is currently outstanding. With the $160.0 million syndicated secured loan facility led by Nordea Bank Finland Plc, the Company has currently secured debt financing of up to $78.0 million, in the aggregate, for all of its outstanding Ultramax and two of its Kamsarmax newbuilding drybulk carriers.

Senior Unsecured Notes Due 2021
On August 8, 2014, the Company completed the offering of 1,000,000 senior unsecured notes due 2021 (the “Notes”), pursuant to its effective shelf registration statement. The Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof, and bear interest at a rate of 8.375% per year, payable quarterly on each February 15, May 15, August 15 and November 15, commencing on November 15, 2014. The Notes will mature on August 15, 2021, and may be redeemed in whole or in part at any time or from time to time after August 15, 2017. The net proceeds from the offering amounted to approximately $23.9 million, net of underwriting discounts and commissions of $0.8 million, and offering expenses payable by the Company of $0.3 million.

Financing Update
On September 30, 2014, the Company completed the documentation for supplementing the loan agreement with Unicredit Bank AG and proceeded with a prepayment of $7.0 million as previously agreed. According to the supplemental agreement, the financial covenants relating to the minimum debt service coverage ratio, the minimum market value adjusted net worth and the maximum leverage ratio are eliminated until the maturity of the loan. In addition, the required ratio of the fair market value of mortgaged vessels to outstanding loan increased from 110% to 130% at all times.

In addition, on September 30, 2014, the Company proceeded with a prepayment of $4.0 million with respect to its loan agreement with Bank of Ireland in return for a significant reduction in the next eight quarterly installments and an increase in the balloon at maturity.

Following the above mentioned prepayments, the Company reduced its principal repayment obligations through 2015 on amounts currently drawn, from $32.9 million for the full period, or $6.6 million on average per quarter, to $25.4 million for the full period, or $5.1 million on average per quarter.

Third Quarter 2014 Financial Results
Gross charter revenue for the third quarter of 2014 was $12.8 million, compared to $14.1 million for the third quarter of 2013. The Company reported a net loss of $6.0 million, or $0.25 per basic and diluted share, for the third quarter of 2014, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 24,253,142 and reflecting the impact of the non-cash items discussed below. For the third quarter of 2013, the Company reported net loss of $7.5 million, or $0.65 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 11,307,194.

Excluding all non-cash items described below, the adjusted net loss for the third quarter of 2014 was $6.1 million, or $0.25 per basic and diluted share, compared to adjusted net loss of $0.4 million, or $0.04 per basic and diluted share, for the third quarter of 2013.

EBITDA for the third quarter of 2014 was positive $0.7 million, compared to negative $1.4 million for the third quarter of 2013. EBITDA for the third quarter of 2014 was calculated by adding the net loss of $6.0 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $6.8 million. Adjusted EBITDA, excluding all non-cash items described below, was $0.7 million for the third quarter of 2014, compared to $5.7 million for the third quarter of 2013.

The Company operated an average of 14.0 vessels during the third quarter of 2014, earning an average TCE rate of $6,570 per day, compared to an average of 13.0 vessels during the third quarter of 2013, earning an average TCE rate of $9,274 per day.

Adjusted total vessel operating expenses, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation, were $8.3 million for the third quarter of 2014, compared to $7.8 million for the third quarter of 2013. On a daily basis, adjusted total vessel operating expenses for the third quarter of 2014 were approximately $6,471 per vessel per day, compared to $6,510 per vessel per day for the third quarter of 2013.

As of September 30, 2014, the Company owned approximately 11.2% of the outstanding common stock of Box Ships Inc. (NYSE:TEU) (“Box Ships”), a former wholly-owned subsidiary of the Company which successfully completed its initial public offering in April 2011. The investment in Box Ships is accounted for under the equity method and is separately reflected on the Company’s unaudited condensed consolidated balance sheets. Based on the unaudited financial statements reported by Box Ships on November 5, 2014, for the third quarter of 2014, the Company recorded income of $0.8 million, compared to $0.3 million income for the third quarter of 2013.

Third Quarter 2014 Non-cash and One-off Items
The Company’s results for the three months ended September 30, 2014 included the following non-cash items:

▪	An unrealized gain on interest rate swaps of $0.3 million, or $0.01 per basic and diluted share.
▪	Non-cash expenses of $0.2 million, or $0.01 per basic and diluted share, relating to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items did not materially affect the Company’s earnings for the three months ended September 30, 2014.

Nine months ended September 30, 2014 Financial Results
Gross charter revenue for the nine months ended September 30, 2014 was $41.7 million, compared to $43.0 million for the nine months ended September 30, 2013. The Company reported a net loss of $41.6 million, or $1.78 per basic and diluted share, for the nine months ended September 30, 2014, calculated based on a weighted average number of basic and diluted shares outstanding for the period of 23,023,546 and reflecting the impact of the non-cash items discussed below. For the nine months ended September 30, 2013, the Company reported a net loss of $11.0 million, or $0.97 per basic and diluted share, calculated based on a weighted average number of basic and diluted shares of 11,114,617.

Excluding all non-cash items described below, the adjusted net loss for the nine months ended September 30, 2014 was $17.7 million, or $0.76 per basic and diluted share, compared to adjusted net loss of $3.3 million, or $0.30 per basic and diluted share, for the nine months ended September 30, 2013.

EBITDA for the nine months ended September 30, 2014 was negative $20.5 million, compared to positive $7.3 million for the nine months ended September 30, 2013. EBITDA for the nine months ended September 30, 2014 was calculated by adding the net loss of $41.6 million to net interest expense, including interest expense from interest rate swaps, and depreciation that in the aggregate amounted to $21.1 million. Adjusted EBITDA, excluding all non-cash items described below, was $1.9 million for the nine months ended September 30, 2014, compared to $15.0 million for the nine months ended September 30, 2013.

The Company operated an average of 14.0 vessels during the nine months ended September 30, 2014, earning an average TCE rate of $7,645 per day, compared to an average of 12.9 vessels during the nine months ended September 30, 2013, earning an average TCE rate of $10,360 per day.

Adjusted total vessel operating expenses, which included vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, and excluded share-based compensation, were $26.9 million for the nine months ended September 30, 2014, or 1.6% lower than the adjusted total vessel operating expenses of $27.3 million for the nine months ended September 30, 2013, despite having a larger fleet. On a daily basis, adjusted total vessel operating expenses for the nine months ended September 30, 2014 were approximately $7,040 per vessel per day, or 9.2% lower than the adjusted total vessel operating expenses of $7,757 per vessel per day for the nine months ended September 30, 2013, as a result of the Company’s cost control efficiency and the economies of scale of having a larger fleet.

The impairment loss of $15.7 million for the nine months ended September 30, 2014, relates to the write down to fair value of the contract price of the 4,800 TEU containership newbuilding, as a result of the increased probability of selling the respective vessel as of March 31, 2014.

The gain from the sale of assets of $0.4 million for the nine months ended September 30, 2014, relates to the gain on the sale of the 4,800 TEU containership newbuilding that was concluded in May 2014.

Based on the unaudited financial statements reported by Box Ships on November 5, 2014, for the nine months ended September 30, 2014, the Company recorded income of $0.6 million, compared to $1.3 million income for the nine months ended September 30, 2013.

In the nine months ended September 30, 2014, the Company recorded a non-cash loss of $0.2 million relating to the dilution effect from the Company’s non-participation in the public offering by Box Ships of 5,500,000 of Box Ships’ common shares, which was completed on April 15, 2014. In addition, as of March 31, 2014 and June 30, 2014, the difference between the fair value and the book value of the Company’s investment in Box Ships was considered to be other than temporary and therefore the investment was impaired and the Company recorded a non-cash loss of $2.8 million and $2.9 million in the first and second quarter of 2014, respectively. Both items are included in “Loss on investment in affiliate” in the unaudited condensed consolidated statements of comprehensive loss at the end of this release. As of September 30, 2014, the fair value of the Company’s investment in Box Ships based on the quoted share price of Box Ships on NYSE was lower than the book value of the investment by $1.9 million. The Company did not consider the respective difference as other than temporary and therefore, the investment was not impaired any further.

Nine months ended September 30, 2014 Non-cash and One-off Items
The Company’s results for the nine months ended September 30, 2014 included the following non-cash items:

▪	Impairment loss of $15.7 million, or $0.67 per basic and diluted share.
▪	Gain from sale of assets of $0.4 million, or $0.02 per basic and diluted share.
▪	Gain from marketable securities, net, of $11,598, or less than $0.01 per basic and diluted share.
▪	Loss on investment in affiliate of $5.9 million, or $0.25 per basic and diluted share.
▪	An unrealized gain on interest rate swaps of $0.4 million, or $0.02 per basic and diluted share.
▪	Non-cash expenses of $1.6 million, or $0.07 per basic and diluted share, relating to share based compensation to the management company amounting to $0.9 million and to the amortization of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees amounting to $0.7 million.
▪	Write off of financing expenses of $1.5 million, or $0.06 per basic and diluted share.

In the aggregate, these non-cash items decreased the Company’s earnings by $23.9 million, which represents a $1.02 decrease in earnings per basic and diluted share, for the nine months ended September 30, 2014.

Cash Flows
For the nine months ended September 30, 2014, the Company’s net cash used in operating activities was $3.7 million, compared to net cash generated from operating activities of $2.1 million for the nine months ended September 30, 2013. For the nine months ended September 30, 2014, net cash used in investing activities was $65.6 million and net cash from financing activities was $57.0 million. For the nine months ended September 30, 2013, net cash from investing activities was $5.4 million and net cash from financing activities was $19.0 million.

Conference Call and Webcast details
The Company’s management team will host a conference call to discuss its third quarter and nine months ended September 30, 2014 results on November 6, 2014, at 10:00 am Eastern Time.

Participants should dial into the call ten minutes before the scheduled time using the following numbers 1-877-300-8521 (USA) or +1-412-317-6026 (international) to access the call. A replay of the conference call will be available for seven days and can be accessed by dialing 1-877-870-5176 (USA) or +1-858-384-5517 (international) and using passcode 10055402.

 Slides and audio webcast
There will also be a simultaneous live webcast through the Company’s website, www.paragonship.com. Participants should register on the website approximately ten minutes prior to the start of the webcast. If you would like a copy of the release mailed or faxed, please contact Allen & Caron Investor Relations at 212-691-8087.

About Paragon Shipping Inc.
Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping’s current fleet consists of sixteen drybulk vessels with a total carrying capacity of 980,380 dwt. In addition, Paragon Shipping’s current newbuilding program consists of two Ultramax drybulk carriers and three Kamsarmax drybulk carriers that are scheduled to be delivered in 2015. The Company’s common shares and senior notes trade on NASDAQ under the symbols “PRGN” and “PRGNL,” respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping’s website does not constitute part of this press release.

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, without limitation, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts:

Paragon Shipping Inc.
 Robert Perri, CFA
Chief Financial Officer
ir@paragonshipping.gr

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300
- Tables Follow -

Fleet List

Drybulk Fleet

The following tables represent our drybulk fleet and the drybulk newbuilding vessels that we have agreed to acquire as of November 5, 2014.

Operating Drybulk Fleet

Name	Type / No. of Vessels	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Ultramax
Gentle Seas	Ultramax	63,350	2014
Peaceful Seas	Ultramax	63,331	2014
Total Ultramax	2	126,681
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Handysize
Prosperous Seas	Handysize	37,293	2012
Precious Seas	Handysize	37,205	2012
Priceless Seas	Handysize	37,202	2013
Proud Seas	Handysize	37,227	2014
Total Handysize	4	148,927
Grand Total	16	980,380

Drybulk Newbuildings that we have agreed to acquire

Hull no.	Type / No. of Vessels	Dwt	Expected Delivery
Ultramax
Hull no. DY4050	Ultramax	63,500	Q2 2015
Hull no. DY4052	Ultramax	63,500	Q2 2015
Total Ultramax	2	127,000
Kamsarmax
Hull no. YZJ1144	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1145	Kamsarmax	81,800	Q2 2015
Hull no. YZJ1142	Kamsarmax	81,800	Q4 2015
Total Kamsarmax	3	245,400
Grand Total	5	372,400

Summary Fleet Data
(Expressed in United States Dollars where applicable)

	Quarter Ended September 30, 2013	Quarter Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
FLEET DATA
Average number of vessels (1)	13.0	14.0	12.9	14.0
Calendar days for fleet (2)	1,196	1,288	3,521	3,816
Available days for fleet (3)	1,196	1,288	3,456	3,755
Operating days for fleet (4)	1,184	1,276	3,442	3,712
Fleet utilization (5)	99.0%	99.1%	99.6%	98.9%
AVERAGE DAILY RESULTS
Time charter equivalent (6)	9,274	6,570	10,360	7,645
Vessel operating expenses (7)	4,313	4,385	4,474	4,286
Dry-docking expenses (8)	-	-	482	575
Management fees - related party adjusted (9)	1,023	1,034	1,014	1,050
General and administrative expenses adjusted (10)	1,174	1,052	1,787	1,129
Total vessel operating expenses adjusted (11)	6,510	6,471	7,757	7,040

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of days in the period.
(2)	Calendar days for the fleet are the total days the vessels were in our possession for the relevant period.
(3)	Available days for the fleet are the total calendar days for the relevant period less any off-hire days associated with scheduled dry-dockings or special or intermediate surveys.
(4)	Operating days for the fleet are the total available days for the relevant period less any off-hire days due to any reason, other than scheduled dry-dockings or special or intermediate surveys, including unforeseen circumstances. Any idle days relating to the days a vessel remains unemployed are included in operating days.
(5)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet available days for the relevant period.
(6)	Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing Net Revenue generated from charters less voyage expenses by operating days for the relevant time period. Voyage expenses consist of all costs that are unique to a particular voyage, primarily including port expenses, canal dues, war risk insurances and fuel costs, net of gains or losses from the sale of bunkers to charterers. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(7)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(8)	Daily dry-docking expenses are calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(9)	Daily management fees - related party adjusted are calculated by dividing management fees - related party, excluding share based compensation to the management company, by fleet calendar days for the relevant time period.
(10)	Daily general and administrative expenses adjusted are calculated by dividing general and administrative expenses, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards, by fleet calendar days for the relevant time period.
(11)	Total vessel operating expenses (“TVOE”) is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE adjusted is calculated by dividing TVOE, excluding non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards and share based compensation to the management company, by fleet calendar days for the relevant time period.

Time Charter Equivalents Reconciliation
(Expressed in thousands of United States Dollars where applicable, except for TCE)

	Quarter Ended September 30, 2013	Quarter Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Charter Revenue	14,112	12,803	43,021	41,706
Commissions	(758)	(758)	(2,336)	(2,408)
Voyage Expenses, net	(2,373)	(3,662)	(5,026)	(10,921)
Net Revenue, net of voyage expenses	10,981	8,383	35,659	28,377
Total operating days	1,184	1,276	3,442	3,712
Time Charter Equivalent	9,274	6,570	10,360	7,645

Condensed Cash Flow Information (Unaudited)
(Expressed in thousands of United States Dollars)

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Cash and Cash Equivalents, beginning of period	17,677	31,302
Cash generated from / (used in):
Operating Activities	2,132	(3,729)
Investing Activities	5,377	(65,598)
Financing Activities	19,050	57,014
Net increase / (decrease) in Cash and Cash Equivalents	26,559	(12,313)
Cash and Cash Equivalents, end of period	44,236	18,989

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

EBITDA and Adjusted EBITDA Reconciliation (1)
(Expressed in thousands of United States Dollars)

	Quarter Ended September 30, 2013	Quarter Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Net Loss	(7,499)	(6,037)	(10,992)	(41,574)
Plus Net interest expense, including interest expense from interest rate swaps	1,770	2,247	5,626	7,662
Plus Depreciation	4,298	4,534	12,683	13,446
EBITDA	(1,431)	744	7,317	(20,466)
Adjusted EBITDA Reconciliation
Net Loss	(7,499)	(6,037)	(10,992)	(41,574)
Impairment loss	-	-	-	15,695
Gain from sale of assets	-	-	-	(403)
Loss / (gain) from marketable securities, net	952	-	952	(12)
Loss on investment in affiliate	5,378	-	5,769	5,855
Unrealized gain on interest rate swaps	(151)	(319)	(660)	(388)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	910	248	1,582	1,607
Write off of financing expenses	-	-	-	1,511
Adjusted Net Loss	(410)	(6,108)	(3,349)	(17,709)
Plus Net interest expense, net of write off of financing expenses, including interest expense from swaps	1,770	2,247	5,626	6,151
Plus Depreciation	4,298	4,534	12,683	13,446
Adjusted EBITDA	5,658	673	14,960	1,888

(1)	The Company considers EBITDA to represent Net Income / (Loss) plus net interest expense, including interest expense from interest rate swaps, and depreciation and amortization. The Company’s management uses EBITDA and Adjusted EBITDA as a performance measure. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP and should not be considered as an alternative to Net Income / (Loss), Operating Income / (Loss) or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company’s definition of EBITDA and Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items to derive the Adjusted Net Income / (Loss) and the Adjusted EBITDA because the Company believes that these adjustments provide additional information on the fleet operational results.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP Financial Information

Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share Reconciliation
(Expressed in thousands of United States Dollars - except for shares and share data)

U.S. GAAP Financial Information	Quarter Ended September 30, 2013	Quarter Ended September 30, 2014	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2014
Net Loss	(7,499)	(6,037)	(10,992)	(41,574)
Net Loss attributable to non-vested share awards	(182)	(83)	(228)	(653)
Net Loss available to common shareholders	(7,317)	(5,954)	(10,764)	(40,921)
Weighted average number of common shares basic and diluted	11,307,194	24,253,142	11,114,617	23,023,546
Loss per common share basic and diluted	(0.65)	(0.25)	(0.97)	(1.78)
Reconciliation of Net Income / (Loss) to Adjusted Net Income / (Loss)
Net Loss	(7,499)	(6,037)	(10,992)	(41,574)
Impairment loss	-	-	-	15,695
Gain from sale of assets	-	-	-	(403)
Loss / (gain) from marketable securities, net	952	-	952	(12)
Loss on investment in affiliate	5,378	-	5,769	5,855
Unrealized gain on interest rate swaps	(151)	(319)	(660)	(388)
Non-cash expenses from the amortization of share based compensation cost recognized and share based compensation to the management company	910	248	1,582	1,607
Write off of financing expenses	-	-	-	1,511
Adjusted Net Loss (1)	(410)	(6,108)	(3,349)	(17,709)
Adjusted Net Loss attributable to non-vested share awards	(10)	(84)	(69)	(278)
Adjusted Net Loss available to common shareholders	(400)	(6,024)	(3,280)	(17,431)
Weighted average number of common shares basic and diluted	11,307,194	24,253,142	11,114,617	23,023,546
Adjusted Loss per common share basic and diluted (1)	(0.04)	(0.25)	(0.30)	(0.76)

(1)	Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share are not items recognized by U.S. GAAP and should not be considered as alternatives to Net Income / (Loss) and Earnings / (Loss) per common share, respectively, or any other indicator of a Company’s operating performance required by U.S. GAAP. The Company excluded non-cash items to derive at the Adjusted Net Income / (Loss) and the Adjusted Earnings / (Loss) per common share basic and diluted because the Company believes that these adjustments provide additional information on the fleet operational results. The Company’s definition of Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2013 and September 30, 2014
(Expressed in thousands of United States Dollars)
	December 31, 2013	September 30, 2014
Assets

Cash and restricted cash (current and non-current)	41,312	31,101
Vessels, net	306,136	318,746
Advances for vessels under construction	45,209	67,965
Other fixed assets, net	596	521
Investment in affiliate	11,309	6,026
Other assets	14,984	18,870

Total Assets	419,546	443,229

Liabilities and Shareholders' Equity

Total debt	180,115	201,039
Total other liabilities	6,780	9,744
Total shareholders' equity	232,651	232,446

Total Liabilities and Shareholders' Equity	419,546	443,229

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the three months ended September 30, 2013 and 2014
(Expressed in thousands of United States Dollars - except for shares and share data)

	Three Months Ended	Three Months Ended
	September 30, 2013	September 30, 2014
Revenue
Charter revenue	14,112	12,803
Commissions	(758)	(758)
Net Revenue	13,354	12,045
Expenses / (Income)
Voyage expenses, net	2,373	3,662
Vessels operating expenses	5,159	5,647
Management fees - related party	1,937	1,332
Depreciation	4,298	4,534
General and administrative expenses	1,601	1,604
Bad debt provisions	69	(15)
Gain from vessel early redelivery	(2,268)	-
Loss from marketable securities, net	952	-
Other expenses	-	250
Operating Loss	(767)	(4,969)
Other Income / (Expenses)
Interest and finance costs	(1,657)	(2,001)
(Loss) / gain on derivatives, net	(75)	68
Interest income	113	5
Equity in net income of affiliate	331	813
Loss on investment in affiliate	(5,378)	-
Foreign currency (loss) / gain	(66)	47
Total Other Expenses, net	(6,732)	(1,068)
Net Loss	(7,499)	(6,037)

Other Comprehensive Income / (Loss)
Unrealized loss on cash flow hedges	(212)	-
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	78	-
Equity in other comprehensive (loss) / income of affiliate	(29)	22
Unrealized (loss) / gain on change in fair value of marketable securities	(1,094)	25
Transfer of loss on change in fair value of marketable securities to "Loss from marketable securities, net"	952	-
Total Other Comprehensive (Loss) / Income	(305)	47

Comprehensive Loss	(7,804)	(5,990)

Loss per Class A common share, basic and diluted	$(0.65)	$(0.25)
Weighted average number of Class A common shares, basic and diluted	11,307,194	24,253,142

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Comprehensive Loss
For the nine months ended September 30, 2013 and 2014
(Expressed in thousands of United States Dollars - except for shares and share data)

	Nine Months Ended	Nine Months Ended
	September 30, 2013	September 30, 2014
Revenue
Charter revenue	43,021	41,706
Commissions	(2,336)	(2,408)
Net Revenue	40,685	39,298
Expenses / (Income)
Voyage expenses, net	5,026	10,921
Vessels operating expenses	15,754	16,357
Dry-docking expenses	1,698	2,193
Management fees - related party	4,620	4,886
Depreciation	12,683	13,446
General and administrative expenses	6,823	5,037
Impairment loss	-	15,695
Bad debt provisions	69	-
Gain from sale of assets	-	(403)
Gain from vessel early redelivery	(2,268)	-
Gain from marketable securities, net	(2,161)	(12)
Other expenses	-	211
Operating Loss	(1,559)	(29,033)
Other Income / (Expenses)
Interest and finance costs	(5,418)	(7,023)
Loss on derivatives, net	(54)	(268)
Interest income	506	17
Equity in net income of affiliate	1,310	555
Loss on investment in affiliate	(5,769)	(5,855)
Foreign currency (loss) / gain	(8)	33
Total Other Expenses, net	(9,433)	(12,541)
Net Loss	(10,992)	(41,574)

Other Comprehensive Income / (Loss)
Unrealized gain on cash flow hedges	192	131
Transfer of realized loss on cash flow hedges to "Interest and finance costs"	233	99
Equity in other comprehensive income of affiliate	77	17
Unrealized loss on change in fair value of marketable securities	(1,105)	(44)
Transfer of loss / (gain) on change in fair value of marketable securities to "Gain from marketable securities, net"	952	(12)
Total Other Comprehensive Income	349	191

Comprehensive Loss	(10,643)	(41,383)

Loss per Class A common share, basic and diluted	$(0.97)	$(1.78)
Weighted average number of Class A common shares, basic and diluted	11,114,617	23,023,546